SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of November, 2004

                         Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





                                          For immediate release 22 November 2004


       Redemption notice to holders of the GBP40,000,000 4 1/2 per cent.
                    subordinated convertible bonds due 2011


SVG Capital plc (the "Company") announces that, under the terms and conditions of its GBP40,000,000 4 1/2 per cent. Subordinated Convertible Bonds due 2011 (the "2011 Bonds"), it is now exercising its right to call for redemption of all the 2011 Bonds in issue. JPM Chase Bank N.A. (the "Conversion Agent") will today despatch to the holders of the 2011 Bonds a notice redeeming the 2011 Bonds in issue (the "Notice").

Under the terms and conditions of the 2011 Bonds, the Company may, at any time on giving not less than 21 days' notice to the holders of the 2011 Bonds, redeem some or all of the 2011 Bonds at their principal amount plus accrued and unpaid interest thereon to, and including, the date fixed for redemption, if at any time on or after 21 November 2004 the average closing price of the Company's Ordinary Shares for 20 consecutive dealing days immediately prior to the issue of the Notice is equal to or greater than 130 per cent. of the conversion price of 399p, being 518.7p.

The average closing price of the Company's Ordinary Shares over the 20 consecutive dealing days prior to the publication of the Notice was 531p. The closing price on Friday 19 November 2004, being the latest practicable date prior to the publication of the Notice, was 545p.

The date fixed for redemption by the Company in the Notice is 14 December 2004 (the "Exercise Date").

Holders of 2011 Bonds may, prior to 3pm on Monday 6 December 2004, elect, in writing to the Conversion Agent to convert their 2011 Bonds into the Company's Ordinary Shares at the conversion price of 399p.

The Company calculates the net asset value of its Ordinary Shares on a fully diluted basis, hence the conversion of the 2011 Bonds will have no impact on its diluted net asset value per Ordinary Share.


For further information, please contact:

SVG Capital plc
Alice Todhunter                                                    020 7010 8925

UBS Limited
Will Rogers                                                        020 7568 2939
Chris Lunn                                                         020 7568 4848






SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                  SVG Capital PLC

Date: 23 November 2004

                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries